UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number : 02-20584

ABIOMED Retirement Savings Plan

(Full title of the Plan)

ABIOMED, Inc.

(Name of Issuer of the securities held pursuant to the Plan)

22 Cherry Hill Drive, Danvers, Massachusetts 01923

(Address of principal executive office)

ABIOMED RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of

the ABIOMED Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of ABIOMED Retirement Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Farrar Gates & Green, LLC

Danvers, Massachusetts

May 31, 2012

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011		2010

ASSETS
Interest bearing cash (including money market accounts):
Fidelity Retirement Money Market Fund	$1,689,173		$1,421,640
Interest bearing cash	99,471		48,705

Total interest bearing cash	1,788,644		1,470,345

Investments:
At fair value:
Registered investment companies
Wells Fargo Advisors Growth ADM Fund	3,025,227	*	—
J.P. Morgan US Equity Select Fund	1,446,517	*	—
JP Morgan Short Duration Bond Fund	1,335,752	*	1,274,943	*
American Century Heritage Fund	1,215,141	*	1,209,311	*
JP Morgan International Select Fund	1,205,640	*	1,429,246	*
Nuveen Equity Income Fund	1,191,558	*	—
Black Rock Small Cap Growth Fund	1,139,800	*	1,004,481	*
Fidelity Large Cap Fund	—		2,459,388	*
American Century Equity Growth Fund	—		1,426,535	*
Fidelity Advisor Equity Income Fund	—		1,166,849	*
Other Mutual Funds	5,433,778		4,902,625

Registered investment companies	15,993,413		14,873,378

Employer Securities:
ABIOMED, Inc. Common Stock Fund	1,736,106		939,820

Receivables:
Participant notes receivable	268,592		252,243
Employer’s match contributions	322,951		267,880
Participant contribution receivable	59,512		62,875

Total receivables	651,055		582,998

TOTAL ASSETS	$20,169,218		$17,866,541

NET ASSETS AVAILABLE FOR BENEFITS	$20,169,218		$17,866,541

*	Represents 5% or more of net assets available for benefits

The accompanying notes are an integral part of these financial statements.

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS
Net (depreciation) appreciation
Mutual funds	$(842,757)	$1,749,916
ABIOMED, Inc. Common Stock Fund	772,911	66,456

Total net (depreciation) appreciation of investments	(69,846)	1,816,372

Dividends, interest and realized capital gains and losses, net
Mutual funds and common collective trust	643,962	188,688
ABIOMED, Inc. Common Stock Fund	193,575	22,027

Total dividends, interest and realized capital gains and losses, net	837,537	210,715

Contributions:
Employer contributions	322,951	267,880
Participant contributions and rollovers from other qualified plans	2,491,310	1,875,384

Total contributions	2,814,261	2,143,264

Total net additions	3,581,952	4,170,351

DEDUCTIONS
Benefits paid to participants	1,245,529	1,358,470
Administrative fees	33,746	37,673

Total deductions	1,279,275	1,396,143

Net increase	2,302,677	2,774,208

Net assets available for benefits
Beginning of the year	17,866,541	15,092,333

End of the year	$20,169,218	$17,866,541

The accompanying notes are an integral part of these financial statements.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the ABIOMED Retirement Savings Plan (401 (k) Plan) (the “Plan”) provides only general information. Participants should refer to the Plan Agreement or the Summary Plan Description for a more complete description of the Plan’s provisions.

General. The Plan is a defined contribution plan covering all eligible U.S. employees of ABIOMED, Inc. (the “Company” or “Plan Administrator”) that are age twenty or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration. ABIOMED, Inc. is the Plan Administrator and has assigned responsibility for the operation and administration of the Plan to the Corporate Retirement Committee (the “Committee”) members to which are formally appointed by the Company’s Chief Executive Officer. Fidelity Management Trust Company (“Fidelity”) is the trustee and record keeper for the plan.

Contributions.

Employee: The Plan permits participants to defer annually up to 60% of eligible compensation provided their total annual elective deferral does not exceed the annual limitation ($16,500 for the 2011 plan year). The Economic Growth and Tax Relief Reconciliation Act of 2001 provides that participants who were projected to be age 50 or older by the end of 2011 and who were making deferral contributions to the plan were also eligible to make an additional catch-up contribution of up to $5,500. The amount of deferred compensation is treated as a salary reduction and is not subject to income tax until withdrawn from the plan. Participants may also contribute amounts representing distributions from other qualified retirement plans.

Employer: All employer contributions are subject to certain limitations. To be a qualified participant eligible to receive employer matching or profit sharing contributions for a plan year, an employee must be credited with at least 501 hours of service in the plan year and be an employee on the last day of the plan year, or retire, die, or become disabled during the plan year.

The Company contributed a matching contribution on the behalf of an eligible participant for up to 50% of the first $3,000 of salary contributed by the participant during plan years ended December 31, 2011 and 2010, respectively. The maximum matching contribution per employee in any plan year is therefore $1,500.

Additional profit sharing contributions may be made at the discretion of the Company’s Board of Directors. Forfeitures of profit sharing contributions by participants who leave employment prior to becoming fully vested are reallocated as additional profit sharing contributions. For the plan years ended December 31, 2011 and 2010, no additional profit sharing contributions were awarded to participants. At December 31, 2011 and 2010 the balance of forfeitures not yet allocated to participant accounts totaled $37,306 and $14,782, respectively.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting. Participants are immediately vested in 1) their contributions, including rollover contributions from another employer’s qualified retirement plan, 2) employer matching contributions, and 3) actual earnings from any of these contributions. Vesting in the Company’s discretionary profit sharing contribution portion of participant accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after seven years of credited service as shown below.

Years of Service	Vested Percentage
Less than 3 years	0%
3 years but less than 4	20%
4 years but less than 5	55%
5 years but less than 6	70%
6 years but less than 7	85%
7 years or more	100%

Investment Options. As of December 31, 2011, a number of fund options were available to participants providing a wide choice of investment goals and strategies. Descriptions of these funds are provided below. These descriptions are cursory and plan participants are encouraged to read the more detailed prospectus of any investment option prior to making investment decisions.

Fidelity Retirement Money Market. This fund invests in short-term debt obligations such as US Treasury Bills and certificates of deposit. They may deliver a set, modest return with extremely low risk.

JP Morgan International Value Select Fund. This fund seeks to provide high total return from a portfolio of foreign company equity securities.

American Century Heritage Investor Fund. This fund seeks long-term capital growth. The fund primarily invests in companies with earnings and revenues that are growing at an accelerating pace. It normally invests in companies that are medium-sized or smaller at the time of purchase, although it may purchase companies of any size. The fund typically invests in common stocks, but can purchase other types of securities such as preferred stocks, non-leveraged stock index futures contracts, options and debt

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

Nuveen Equity Income Fund. This fund seeks long-term growth of capital and income. The fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities of companies which the advisor believes are characterized by the ability to pay above average dividends, the ability to finance expected growth, and strong management. It may invest up to 25% of assets, collectively, in non-dollar denominated equity securities of foreign issuers and in dollar-denominated equity securities of foreign issuers that are either listed on a U.S. stock exchange or represented by depositary receipts that may or may not be sponsored by a domestic bank.

Nuveen MDCP Index Fund. This fund seeks to provide investment results that correspond to the performance of the Standard & Poors MidCap 400® Composite Index (S&P MidCap 400 Index). The fund normally invests at least 90% of net assets (plus the amount of any borrowings for investment purposes) in common stocks included in the S&P MidCap 400 Index. It may achieve a correlation between the performance of its portfolio and that of the S&P MidCap 400 Index of at least 95%, without taking into account expenses of the fund. The fund may also invest in stock index futures contracts, options on stock indices, and options on stock index futures on the S&P MidCap 400 Index.

Wells Fargo Growth ADM Fund. This fund seeks long-term capital appreciation. The fund invests at least 80% of total assets in equity securities and up to 25% of total assets in equity securities of foreign issuers through ADRs and similar investments. It invests principally in equity securities of companies that are believed to have prospects for robust and sustainable growth of revenues and earnings. The fund selects equity securities of companies of all market capitalizations. It may use futures, options or swap agreements, as well as other derivatives, to manage risk or to enhance return.

JP Morgan US Equity Select Fund. This fund seeks to provide high total return from a portfolio of selected equity securities. The fund invests at least 80% of assets in equity securities of U.S. companies.

JP Morgan Short Duration Bond Select Fund. This fund seeks current income consistent with preservation of capital. The fund normally invests at least 80% of assets in bonds.

T. Rowe Price International Equity Index Fund. This fund’s objective is long-term capital growth. The fund invests in non-U.S. equities markets.

Black Rock Small Capital Growth Fund. This fund seeks long-term capital growth. The fund normally invests at least 80% of assets in equity securities of small cap companies and invests at least 80% of assets in securities or instruments of issuers located in the United States.

Fidelity Advisor Technology Fund. This fund seeks capital appreciation. The fund normally invests at least 80% of assets in companies that have or will develop products, processes, or services that will provide or benefit from technological advances and improvements. The advisor emphasizes companies in areas such as semiconductors, computer, communications, healthcare, and biotechnology. It is a non-diversified fund.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

Fidelity Advisor Stable Value Portfolio Fund. This fund seeks to preserve investment capital while earning interest income. The fund invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities which may include U.S. Treasury bonds, corporate bonds, mortgage-backed securities, asset-backed securities, and bond funds.

Fidelity Advisor Freedom Income Fund. This fund seeks high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement. The fund distributes dividends monthly and capital gains semi-annually.

Fidelity Advisor Freedom 2005 Fund. This fund invests in a combination of underlying Fidelity equity, fixed-income, and short-term funds using a moderate asset allocation strategy designed for investors expected to have retired around the year 2005. Allocating assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2005). Ultimately, the fund will merge with Freedom Income Fund.

Fidelity Advisor Freedom 2010 Fund. This fund seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond. The fund normally invests in a combination of Fidelity equity, fixed-income, and money market/short-term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds, approximately five to ten years after the year 2010.

Fidelity Advisor Freedom 2015 Fund. This fund seeks high total return with a secondary objective of principal preservation. The fund primarily invests in a combination of Fidelity equity, fixed-income, and money market, short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2015. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market/short-term funds, approximately five to ten years after the year 2015.

Fidelity Advisor Freedom 2020 Fund. This fund seeks high total return with a secondary objective of principal preservation. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2020. It normally invests in a combination of Fidelity equity, fixed-income, and money market/short-term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds, approximately five to ten years after the year 2020.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

Fidelity Advisor Freedom 2025 Fund. This fund seeks high total return with a secondary objective of principal preservation. The fund primarily invests in a combination of Fidelity equity, fixed-income, and money market, short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2025. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market/short-term funds, approximately five to ten years after the year 2025.

Fidelity Advisor Freedom 2030 Fund. This fund seeks high total return with a secondary objective of principal preservation. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2030. It normally invests in a combination of Fidelity equity, fixed-income, and money market/short-term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds, approximately five to ten years after the year 2030.

Fidelity Advisor Freedom 2035 Fund. This fund seeks high total return with a secondary objective of principal preservation. The fund primarily invests in a combination of Fidelity equity, fixed-income, and money market, short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2035. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market/short-term funds, approximately five to ten years after the year 2035.

Fidelity Advisor Freedom 2040 Fund. This fund seeks high total return with a secondary objective of principal preservation. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2040. It normally invests in a combination of Fidelity equity, fixed-income, and money market/short-term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds, approximately five to ten years after the year 2040.

Fidelity Advisor Freedom 2045 Fund. This fund seeks high total return; capital appreciation is a secondary objective. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2045. It normally invests in combination of Fidelity equity, fixed-income, and money market/short–term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds, approximately 10 to 15 years after the year 2045.

Fidelity Advisor Freedom 2050 Fund. This fund seeks high total return; capital appreciation is a secondary objective. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2050. It normally invests in combination of Fidelity equity, fixed-income, and money market/short-term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds, approximately 10 to 15 years after the year 2050.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

ABIOMED, Inc. Common Stock Fund. The objective of this fund is to invest in ABIOMED, Inc. common stock. The fund has been set up as a “unitized” fund that provides participants with the benefit of being invested in company stock while also allowing for daily trading similar to a mutual fund. A unitized stock fund is comprised of the underlying company stock (generally 96-99% of the fund balance) and a short-term cash component (generally 1-4% of the fund balance) that provides the liquidity necessary for daily trading.

Participant Loans. Participants may borrow from their fund accounts a maximum principal amount of $50,000 or 50% of their vested balances, whichever is less. The minimum principal amount of any loan is $1,000. Loans must be repaid over a period of no more than five years, unless used to acquire a principal residence, in which case the maximum repayment period is ten years. Participants borrowing from their vested account balances are required to sign promissory notes pledging up to half the value of their vested account balances. These notes bear interest at a fixed rate determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably through monthly payroll deductions. Participant loans are accounted for separately within the participant’s account. As of December 31, 2011 and 2010, the balance in participant loans outstanding was $268,592 and $252,243, respectively. These loans are shown as participant notes receivable in the Statement of Net Assets Available for Benefits.

Payment of Benefits. On termination of service due to retirement, disability or death, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or a series of cash payments in substantially equal installments over a period of time as provided in the Plan Agreement. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution

A hardship withdrawal from a participant’s account may be permitted while a participant is still actively employed if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant. For purposes of the Plan, financial hardship may include uninsured medical expenses, the purchase of a primary residence, payment of the next 12 months of post-secondary education or to prevent the loss of a participant’s primary residence. All hardship withdrawal requests are subject to approval of the Plan Administrator.

A withdrawal of all or a portion of any rollover contributions in the Plan, along with any pre-tax earnings on those contributions, is allowed for any reason upon request while the participant is still actively employed.

Transfers Between Funds. A participant may elect to transfer all or a portion of his or her account balance to one or more of the active funds described above on a daily basis.

Rollover Contributions. The Plan is set up to accept rollover contributions from other qualified pension, profit sharing or 401(k) plans in which the participants have participated. Rollover contributions shall be credited to the participants’ accounts and may be invested in any manner authorized under the provisions of the Plan.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Fair Value Measurements. The Plan applies the guidance in FASB ASC 820 – Fair Value Measurements and Disclosures, which defines fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the plan’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Plan uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3.

As of December 31, 2011, the Plan does not have any non-financial assets or liabilities which are required to be at fair value.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Valuation Techniques

There have been no changes in the valuation techniques used during the current period.

Mutual Funds

Mutual funds are valued at the quoted market prices. These securities are categorized in Level 1 as they are actively traded and no valuation adjustments have been applied.

Participant Loans

Participant loans represent the outstanding principal balances of the loan at amortized cost, which approximates fair value. As these inputs are significant and not observable, the loan fund is categorized as Level 3.

Income Recognition

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. In the statement of changes in net assets available for benefits, the Plan presents the net (depreciation) appreciation in the fair value of investments, which consists of the realized losses or gains and the unrealized (depreciation) appreciation on those investments.

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value, which is based on net asset value of shares at the end of the year for mutual funds. Shares of ABIOMED common stock held by the ABIOMED Common Stock Fund are stated at their fair market price as reported by the Nasdaq National Market as of the close of the plan year. The participant notes receivable are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits. Benefits are recorded when paid.

Reclassifications

Certain amounts in the December 31, 2010 financial statements have been reclassified to conform with the December 31, 2011 presentation.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS

Assets measured at fair value on a recurring basis as of December 31, 2011 and 2010 are as follows:

	Total fair value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

December 31, 2011
Mutual funds	$19,518,163	$19,518,163	$—	$—
Participant loans	268,592	—	—	268,592

Total	19,786,755	19,518,163	—	268,592

December 31, 2010
Mutual funds	17,283,543	17,283,543	—
Participant loans	252,243	—	—	252,243

Total	$17,535,786	$17,283,543	$—	$252,243

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (CONTINUED)

Changes in the fair value of the Plan’s Level 3 investments during the years ended December 31, 2011 and 2010 were as follows:

Participant loans

Balance, January 1, 2010	$209,880
Receipts, income, and disbursements, net	42,363

Balance, December 31, 2010	252,243
Receipts, income, and disbursements, net	16,349

Balance, December 31, 2011	$268,592

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – INVESTMENT CONTRACT WITH FIDELITY MANAGEMENT TRUST COMPANY

Fidelity Management Trust Company serves as the trustee and record keeper for the plan and the Plan Administrator adopted a Fidelity prototype plan.

On December 31, 2011 and 2010, the reported balances of funds held by Fidelity were as follows:

	Fair market value at December 31, 2011	Fair market value at December 31, 2010

Wells Fargo Growth ADM Fund	$3,025,227	$—
ABIOMED, Inc. Common Stock Fund	1,835,577	988,502
Fidelity Retirement Money Market Fund	1,689,173	1,421,640
JP Morgan US Equity Select Fund	1,446,517	—
JP Morgan Short Duration Bond Fund	1,335,752	1,274,943
American Century Heritage Investor Fund	1,215,141	1,209,311
JP Morgan International Value Select	1,205,640	1,429,246
Nuveen Equity Income Fund	1,191,558	—
Blackrock Small Capital Growth Fund	1,139,800	1,004,481
Nuveen MDCP Index Fund	888,524	—
Fidelity Advisor Stable Value Portfolio Fund	804,176	834,007
Fidelity Advisor Freedom 2030 Fund	740,694	639,254
Fidelity Advisor Freedom 2015 Fund	636,901	643,693
Fidelity Advisor Freedom 2035 Fund	533,386	419,363
Fidelity Advisor Freedom 2025 Fund	440,411	459,848
Fidelity Advisor Freedom 2040 Fund	325,953	276,237
Fidelity Advisor Technology Fund	272,694	222,843
Fidelity Advisor Freedom 2020 Fund	253,570	212,603
Fidelity Advisor Freedom 2050 Fund	252,913	160,567
Fidelity Advisor Freedom 2045 Fund	149,228	95,537
Fidelity Advisor Freedom 2010 Fund	60,179	4,709
Fidelity Advisor Freedom Income Fund	36,712	37,428
Fidelity Advisor Freedom 2005 Fund	29,283	11,470
T. Rowe Price International Equity Index	9,154	9,532
American Century Equity Growth Investor Fund	—	1,426,535
Fidelity Advisor Equity Income Fund	—	1,166,849
Fidelity Advisor Leveraged Company Stock Fund	—	875,557
Fidelity Advisor Large-Cap Fund	—	2,459,388

Total	$19,518,163	$17,283,543

Fidelity maintains contributions in pooled separate accounts. The accounts are credited with the actual earnings on the underlying investments and charged for plan withdrawals. With the exception of administrative fees charged by Fidelity for participant loans, the Company absorbs all Plan expenses.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – INFORMATION PREPARED AND CERTIFIED BY TRUSTEE

The following information included in the accompanying financial statements was obtained from data that has been prepared and certified to as complete and accurate by the trustee.

	2011	2010

Investments, at fair value:
Money market and cash funds	$1,788,644	$1,470,345
Mutual funds	15,993,413	14,873,378
Stock funds	1,736,106	939,820

Investment income	767,692	2,027,087

NOTE 6 – RISKS AND UNCERTAINTIES

The Plan provides for investment options in various mutual funds plus an option to invest in a fund whose predominant investment is shares of ABIOMED Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 7 – PARTIES-IN-INTEREST

Fidelity Management & Research Company manages a number of mutual funds available to plan participants subsequent to the plan conversion. Fidelity Management Trust Company is the Trustee as defined by the Plan and, therefore, transactions with any of the Fidelity Advisor mutual funds also qualify as party-in-interest transactions. The ABIOMED Common Stock Fund primarily invests in the common stock of Abiomed, Inc. as described in Note 1. Abiomed, Inc. is the Administrator of the Plan and pays all of the Plan’s fees. Fees paid for trustee and administrative services amounted to $33,748 and $37,673 for the years ended December 31, 2011 and 2010, respectively.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 9 – TAX STATUS

The Plan Administrator adopted and amended a Fidelity prototype plan and has received an opinion letter from the Internal Revenue Service that indicates that the prototype plan is qualified under Code Section 401 of the Internal Revenue Code.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9 – TAX STATUS (CONTINUED)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 31, 2012 the date which financial statements were available to be issued.

NOTE 11 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$20,169,218	$17,866,541

Contributions Receivable
Employer	(322,951)	(267,880)
Employee	(59,512)	(62,875)
Default loans	26,441	(26,441)
Other	77	15,893

Net assets available for benefits per the Form 5500	$19,813,273	$17,525,238

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2011 to Form 5500:

Contributions received by the participants per the financial statements	$2,814,261

Add: Contributions receivable at December 31, 2010	330,755
Less: Contributions receivable at December 31, 2011	(382,463)
Add: Default loans	26,441

Contributions received by the participants and the employer per Form 5500	$2,788,994

ABIOMED RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

EIN: 04-2743260 PLAN NUMBER: 001

(a) (b) Identity of issuer, borrower, lessor or similar party	(c) Description	(d) Cost	(e) Current Value

Wells Fargo Growth ADM Fund	Mutual Fund	**	$3,025,227
ABIOMED, Inc. Common Stock Fund	Common Stock Fund	**	1,835,577
Fidelity Retirement Money Market Fund	Mutual Fund	**	1,689,173
JP Morgan US Equity Select Fund	Mutual Fund	**	1,446,517
JP Morgan Short Duration Bond Fund	Mutual Fund	**	1,335,752
Am. Century Heritage Investor Fund	Mutual Fund	**	1,215,141
JP Morgan International Value Select	Mutual Fund	**	1,205,640
Nuveen Equity Income Fund	Mutual Fund	**	1,191,558
Blackrock Small Capital Growth Fund	Mutual Fund	**	1,139,800
Nuveen MDCP Index Fund	Mutual Fund	**	888,524
Fidelity Advisor Stable Value Portfolio Fund	Mutual Fund	**	804,176
Fidelity Advisor Freedom 2030 Fund	Mutual Fund	**	740,694
Fidelity Advisor Freedom 2015 Fund	Mutual Fund	**	636,901
Fidelity Advisor Freedom 2035 Fund	Mutual Fund	**	533,386
Fidelity Advisor Freedom 2025 Fund	Mutual Fund	**	440,411
Fidelity Advisor Freedom 2040 Fund	Mutual Fund	**	325,953
Fidelity Advisor Technology Fund	Mutual Fund	**	272,694
Fidelity Advisor Freedom 2020 Fund	Mutual Fund	**	253,570
Fidelity Advisor Freedom 2050 Fund	Mutual Fund	**	252,913
Fidelity Advisor Freedom 2045 Fund	Mutual Fund	**	149,228
Fidelity Advisor Freedom 2010 Fund	Mutual Fund	**	60,179
Fidelity Advisor Freedom Income Fund	Mutual Fund	**	36,712
Fidelity Advisor Freedom 2005 Fund	Mutual Fund	**	29,283
T. Rowe Price International Equity Index	Mutual Fund	**	9,154
Participant Loans	Participant Loans 5.25%-9.50%	—	268,592

Total			$19,786,755

**	Cost not necessary because participant directed investments.